Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
FILES FIRST QUARTER INTERIM REPORT IN
ACCORDANCE WITH IFRS

Calgary, Alberta, Canada – June 14, 2011

Precision Drilling Corporation (“Precision”) announced today that it had filed its Management’s Discussion and Analysis, Financial Statements and Notes for the first quarter ended March 31, 2011 with the Canadian Securities Commissions and the United States Securities and Exchange Commission (“SEC”).

Precision reported its results in accordance with International Financial Reporting Standards ("IFRS") for the first time this quarter and has filed in compliance with the transition timeline allowed by regulators.

About Precision

Precision is a leading provider of safe and High Performance, High Value energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com